



2008 ANNUAL REPORT

PROCESSED
JUN 0 2 2008
THOMSON REUTERS

Received SEC
MAY 2 1 2008
Washington, DC 20549



2008 ANNUAL REPORT

TABLE OF CONTENTS

Letter to Shareholders 1

Management's Discussion and Analysis...2

Independent Auditor's Report................12

Financial Report...................................13

Corporate Information...........................34

We help make owning a small animal safe, healthy and fun!

LETTER TO SHAREHOLDERS

As the numbers indicate, the Company believes that it is on track to continue to deliver improved profitability. Net income is up considerably over the previous year despite the fact we shut down and moved our Bellingham, Washington manufacturing facility during the year. Our three-phase infrastructure build-out strategy we put in place a few years ago is now complete and we expect to be in position to take advantage of our up-to-date facilities and grow the business. From an operations viewpoint, we have moved from the build-out stage to working on optimizing efficiencies and fine-tuning our systems. This is reflected in our most recent financial performance.

From a more macro viewpoint, we are now in a position to focus our resources on market and product expansion. We have recently hired additional market development and sales personnel and continue to look for ways to complement our excellent staff with people who are industry leaders in sales and marketing in our target markets.

North America's, and the world's economy is changing significantly and we are positioning ourselves to take advantage of these changing times. Management's objective continues to be to support the growth of shareholder value through corporate expansion whether that is via an internal focus on long term growth and profitability or other accretive methods, all the while protecting the Company's core business. We look forward to interesting and productive times ahead.

On behalf of the Board of Directors,



Gordon L. Ellis,
Chairman

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion is intended to further the reader's understanding of the consolidated financial statements, financial condition, and results of operations of International Absorbents and Absorption. It should be read in conjunction with the consolidated financial statements, notes and tables which are included elsewhere in this annual report.

Some statements and information contained in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" are not historical facts but are forward-looking statements. For a discussion of these forward-looking statements and important factors that could cause results to differ materially from the forward-looking statements, see Item 1 of Part I, "Business — Forward-Looking Statements" and Item 1A of Part I, "Risk Factors," of the Company's 2008 Annual Report on Form 10-K.

Overview

International Absorbents is the parent company of its wholly owned U.S. subsidiary, Absorption. International Absorbents is a holding company and Absorption is its operating entity. Management divides the activities of the operating company into two segments: the animal care industry and the industrial/commercial industry. We manufacture, distribute and sell products for these segments to both distributors and direct buying retailers.

Absorption is a leading manufacturer and seller of premium small animal bedding in North America. The primary product that we sell in this market is small animal bedding sold under the brand name ***Care*FRESH®**. We consider the activities that surround the manufacture and distribution of ***Care*FRESH®** to be our core business. Our business strategy is to promote and grow our core business and to create diversification in our market channels, our production methods, and our product lines in an effort to add strength and breadth to our business structure. As a result, we continue to dedicate significant resources to improving our infrastructure for the support of our core business, and creating more product and customer diversification. We believe that this strategy has started to provide results. Specifically, we continue to grow sales in our core business and improve the production process of our core ***Care*FRESH®** product while expanding sales of new products and existing products into new market channels.

The financial results from fiscal year 2008 met the expectations of management both in terms of top line sales (see "Net Sales" below) and bottom line profits (see "Net Income" below). As described in the "Gross Profits" discussion below, by the end of fiscal year 2008 we were meeting expectations for gross profits, which had been down during the second quarter of fiscal year 2008 due to the closure and move of our Bellingham, Washington manufacturing plant. We were also able to slightly reduce our selling, general and administrative expenses below our expectations.

During fiscal year 2008, we continue to focus our sales and marketing efforts on our market leading ***Care*FRESH®**, ***Care*FRESH® Colors** and ***Care*FRESH® Ultra** brands of small animal bedding products. ***Care*FRESH® Colors** is our colored bedding offering and ***Care*FRESH® Ultra** is our white small animal bedding. Both are premium line extensions to our core product, ***Care*FRESH®**. We also continue to aggressively sell our **Healthy Pet ™** cat litter line. Our **Healthy Pet™** brand consists of a range of "natural" cat litters made from cellulose fiber, wood, grain and plant-based materials. These products are aimed at the "holistic" market and are designed to be healthier for pets and people than traditional clay litter because of potential health problems associated with crystalline silica in clay products. Because these are relatively new product lines, management believes it is too early to be able to predict if these growth trends will continue.

Even though we continue to experience infrastructure-related costs, we believe our progress with the sales of new product lines will continue to move us toward developing more diversified sources of income, which we anticipate will help reduce the risks associated with a substantial reliance on sales from a single product.

Results of Operations

The following table illustrates our financial results for the fiscal year 2008 as compared to the prior fiscal year. (U.S. dollars, in thousands):

	January 31, 2008	Percent of Sales	January 31, 2007	Percent of Sales	Percentage Change
Sales	33,095	100%	29,495	100%	12%
COGS	23,139	70%	19,902	67%	16%
Gross Profit	9,956	30%	9,593	33%	4%
S G & A	6,387	19%	8,104	27%	-21%
Income from operations	3,569	11%	1,489	5%	140%
Interest Income	86	0%	150	1%	-43%
Interest Expense	(385)	-1%	(361)	-1%	7%
Profit before taxes	3,270	10%	1,278	4%	156%
Income Taxes	(1,254)	-4%	(577)	-2%	117%
Net Income	2,016	6%	701	2%	188%

Net Sales

In fiscal year 2008, our net sales increased by 12% over fiscal year 2007. All of the growth in net sales was a result of the growth in sales of our animal care products. During fiscal year 2008, net sales for animal care products grew from $28,288,000 to $32,271,000, as compared to the same period of fiscal year 2007. Net sales of our industrial products decreased from $1,207,000 to $824,000 for fiscal years 2007 and 2008, respectively. We had strong growth with all of our bedding products, including ***Care*FRESH®**, ***Care*FRESH® Ultra™**, and ***Care*FRESH® Colors** products. Our strategy in regard to our industrial line of products has remained the same, which is to effectively service existing customers while focusing growth on animal care products.

We currently believe that our fiscal year 2009 overall annual net sales will grow approximately 8% to 15% over our fiscal year 2008 net sales levels. Specifically, during fiscal year 2009, we expect sales of natural, non-colored ***Care*FRESH®** in pet specialty channels to grow slightly over sales levels from fiscal year 2008 as we fill in distribution holes throughout the United States. In recent years, we have also introduced line extensions such as ***Care*FRESH Ultra™** and ***Care*FRESH® Colors.** Therefore, although we anticipate that natural ***Care*FRESH®** will continue to represent the majority of our sales through the 2009 fiscal year, we also see growth opportunities for our full line of bedding products as they continue to gain market share and growing customer acceptance, subject to the following challenges. First, as we add new items to our line of products, they will need to compete for limited shelf space at the pet specialty stores with our other existing products and those of our competitors, which could limit the number of products we are able to sell at a particular store. Second, although we believe that the high quality of our ***Care*FRESH®** line of products gives us a significant competitive advantage, many of our competitors have a larger breadth of products and more established relationships with the mass merchandiser and grocery stores, which makes competition in these channels more challenging for us. Finally, an economic downturn in the United States could result in lower than expected sales growth of our products, as a result of reduced customer traffic at our major customer's stores. Any such reduction in customer traffic at the stores of our major customers during fiscal year 2009 will reduce our overall sales growth rate. As such, a significant economic downturn may reduce our projected 8% to 15% growth to a lower rate. With respect to our lines of cat litter products, subject to the caveats described above, we continue to expect revenue growth from these products. During fiscal year 2009, we will continue our existing product line maintenance strategy with our industrial/commercial line of products.

Gross Profit

Both of our production facilities are now operating at efficiency levels that are at or near the pre-construction expectations of management. Nonetheless, during fiscal year 2008, our production facilities continued to face challenges that directly affected their production costs. These challenges included down time and commissioning costs related to the closure and move of the Bellingham, Washington plant during the second quarter of fiscal year 2008, the additional burden of increases in utility rates, increased depreciation, and increased fuel surcharges on freight. Mostly as a result of these production costs and a shift in our product mix, our gross margin (gross profit divided by sales) decreased from 33% in fiscal year 2007 to 30% in fiscal year 2008.

As discussed in Note 14 ("Segmented Information") to the consolidated financial statements included elsewhere in this Annual Report, operating income including selling, general and administrative expenses, but before depreciation for our animal care product segment, increased by 79% in fiscal year 2008 as compared to fiscal year 2007. Operating loss before depreciation for our industrial product segment decreased by 25% comparing fiscal year 2007 to fiscal year 2008.

For fiscal year 2009 we continue to expect that our gross margin will remain in the range of 30% to 34%. The reasons for this expectation are as follows. First, due to ongoing high fuel costs, transportation of our product to our customers continues to put downward pressure on our gross margins. Second, we are not achieving the overall reduced costs of raw materials that we had initially expected due to: our product mix (with increased sales of our higher-cost products); slow reactions from raw material suppliers in response to our request for additional supplies; increases in the prices of petroleum-based product prices, such as the cost of plastic bags; and the shortage of key low-cost raw material sources for certain of our facilities. Third, additional depreciation charges resulting from our new production facilities will also have a negative effect on our gross margin. Fourth, the cost of natural gas, which we use, in part, to fuel our facilities, continues to remain high.

To help offset the significant increases in the cost of natural gas, we have installed new burners to heat our dryers at our production facilities. These operate at less than one-third the cost of our current natural gas burners. Unfortunately, due to the prevalence of high energy costs throughout the country, there is now a higher demand and a resulting shortage of the materials we need for our new burners. When we are able to obtain such materials, we are able to achieve the projected costs savings, even in the current economic climate. We plan to continue to make capital investments in technology at all of our facilities to help decrease the costs of production.

Selling, Administrative and General Expenses

During fiscal year 2008, our selling, general and administrative expenses decreased by 21% as compared to fiscal year 2007.

The table below illustrates the impact on our selling, general, and administrative expenses for fiscal years 2008 and 2007 resulting from (a) the one-time expense of $167,000 incurred during fiscal year 2008 as a result of the disposal of fixed assets associated with the closing and dismantling of our Bellingham, Washington production facility and (b) the $1,186,000 arbitration award issued against us in fiscal year 2007 (U.S. dollars in thousands):

	January 31, 2008	Percent of Sales	January 31, 2007	Percent of Sales	Percentage Change
Selling, administrative and general expenses	6,387	19%	8,104	27%	-21%
Arbitration award	0	0%	1,186	4%	
Retirement of assets	167	1%	0	0%	
Selling, administrative and general expenses adjusted for retirement of assets and arbitration award	6,220	19%	6,918	23%	-10%

As discussed in our Annual Report on Form 10-K filed for fiscal year 2007 Item 3, Part I, "Legal Proceedings," on October 10, 2006, we were notified that the American Arbitration Association (the "Arbitrator") had issued a decision in the arbitration between R. Wilder Sales, R&D Midwest Pet Supply (the "Claimants") and the Company (the "Wilder Arbitration"). As previously disclosed in our filings with the SEC, the Wilder Arbitration demand was filed against Absorption on February 23, 2004. At that time, the Claimants were seeking damages in the amount of approximately $1,000,000. The Wilder Arbitration demand related to a lawsuit that was filed on June 22, 1995 in the Boone Circuit Court of the Commonwealth of Kentucky against Absorption. The lawsuit was captioned Wilder et.al. v. Absorption Corp., Civil Action No. 95-CI-547, and alleged breach of contract, fraud, violation of the Kentucky Unfair Trade Practices Act and other related claims. The Arbitrator ruled in favor of the Claimants and ordered us to pay to the Claimants an aggregate amount totaling $1,186,435 for damages and recovery of attorney fees and expenses as well as the administrative fees, compensation and expenses of the Arbitrator. This amount was expensed as selling, general and administrative expenses as of October 10, 2006. We paid the full amount of the award on November 10, 2006.

Costs resulting from our compliance with requirements of the SEC and the American Stock Exchange ("AMEX") continue to have an impact on our general and administrative expenses. Moreover, we now have overhead expenses related to operating our Georgia facility, increased property taxes on both of our new facilities, and increased depreciation expense. We anticipate that these factors, along with our stock-based compensation expenses, will continue to increase general and administrative expenses during fiscal year 2009.

During fiscal year 2009, we intend to continue our marketing initiatives at rates greater than we expended in fiscal year 2008. Our seasoned sales staff is respected in the animal care industry and has proven to be efficient and effective in selling to the wholesale distribution segment of the pet specialty channel. We expect to enhance our sales staff to include expertise in specific markets where we see growth opportunities. We feel that this plan should enable us to achieve our strategic objectives without significantly increasing our selling expenses, provided that this projection may change depending on the reaction of our competitors. On the administrative side, costs resulting from compliance with SEC and AMEX requirements are projected to continue to grow and we may also need to hire additional administrative personnel growth as sales levels increase.

Interest Expense

Interest expense in fiscal year 2008 totaled $385,000 as compared to $361,000 during fiscal year 2007. This increase was due to the bond financing related to the closure and move of our Bellingham, Washington facility during fiscal year 2008. We currently have no plans to enter into additional debt financing, which means that we are projecting a decrease in interest expenses in fiscal year 2009 as the principal portion of our existing debt is paid down.

Income Tax

Absorption incurred federal income taxes during fiscal year 2008 at an effective rate of 38%. The effective rate is lower than the rate incurred during fiscal year 2007 (of 45%) due to the proportion of stock-based compensation expenses from stock options that are not deductible for federal income taxes as compared to net income before taxes. We anticipate that the effective rate going forward will fluctuate depending on the ratio of net income before taxes to stock-based compensation recognized in a particular period. Losses incurred in Canada by International Absorbents have been fully reserved through the recording of a valuation allowance as Canadian net operating losses and deferred tax assets are not expected to be utilized in future periods.

Net Income

Our net income for the year ended January 31, 2008 increased by 188% as compared to the same period in the prior fiscal year. This increase in net income over the prior fiscal year was primarily caused by increased sales and reduced selling, administrative and general expenses. We feel that continued concentration on the implementation of the key components of our business plan that focus on production efficiencies and controlled costs should provide us with continued increases in production rates, which should help us to service our anticipated increase in demand for our products and generate additional revenues.

We expect that in fiscal year 2009 we will be able to continue to increase sales and minimize the growth of our selling general and administrative costs. Our biggest challenges for the coming fiscal year will be improving our gross margin, especially with rising fuel and energy costs, and maintaining projected net sales growth rates if the economy goes into a

significant or long term recession. We will continue to invest in future marketing programs to offset competitive pressures as necessary and anticipate additional administrative costs resulting from regulatory requirements. In addition, we anticipate that increased depreciation resulting from our investment in plant and equipment will negatively affect our fiscal year 2009 net income. If the U.S. economy has a minimal effect on our sales growth, then we anticipate that we will be able to continue to increase net income in fiscal year 2009, though not at the rate at which fiscal year 2008 increased over fiscal year 2007.

Earnings Before Interest, Taxes, Depreciation, and Amortization (EBITDA)

We believe that one of our key financial and operating performance metrics is Earnings before Interest, Taxes, Depreciation, and Amortization (EBITDA). Our EBITDA increased by 80% during fiscal year 2008 as compared to fiscal year 2007. The increase for fiscal year 2008 was substantially the result of increased sales and controlled selling, administrative, and general expenses.

EBITDA is not a measure of financial performance under generally accepted accounting principles (GAAP) in the United States. Accordingly, it should not be considered a substitute for net income, cash flow provided by operating activities, or other income or cash flow data prepared in accordance with GAAP. However, we believe that EBITDA may provide additional information with respect to our financial performance and our ability to meet our future debt service, capital expenditures and working capital requirements. This measure is widely used by investors and rating agencies in the valuation, comparison, rating, and investment recommendations of companies. In addition, we use EBITDA as one of several factors when determining the compensation for our executive officers. Because EBITDA excludes some, but not all items that affect net income and may vary among companies, the EBITDA presented by us may not be comparable to similarly titled measures of other companies. The following schedule reconciles EBITDA to net income reported on our Condensed Consolidated Statement of Operations, which we believe is the most directly comparable GAAP measure:

	For the year ended		
(U.S. dollars in thousands)	**January 31, 2008**	**January 31, 2007**	**Percentage Change**
Net Income (as reported on Condensed Consolidated Statement of Operations)	$2,016	$701	
Interest expense	385	361	
Interest income	(86)	(150)	
Income tax provision	1,254	577	
Depreciation & amortization	1,719	1,455	
EBITDA	$5,288	$2,944	80%

During fiscal year 2009, management will continue to focus on EBITDA as a key performance indicator.

Liquidity and Capital Resources

During fiscal year 2008 we completed the third phase of our three-phase capital expansion plan. This three-phase plan included: the building of the new manufacturing and warehousing facility in Ferndale, Washington, which is now complete; the building of a new production facility in Georgia, which has also been completed; and the closure and move of the Bellingham, Washington manufacturing facility to the Ferndale, Washington location, which we commenced during the third quarter of fiscal year 2007 (engineering was started during the second quarter of fiscal year 2007) and completed during the third quarter of fiscal year 2008. The intent of this capital expansion plan is first, to protect our core business by reducing our production costs and decreasing the cost of shipping product to our customers; second, to give us the ability to manufacture, warehouse and distribute a wider diversity of product; and third, to increase our production capacity.

The table below illustrates the effects this capital expansion plan has had on our financial statements (U.S. dollars, in thousands):

	As of January 31, 2008	As of January 31, 2007
Financial Condition		
Total Assets	$28,589	$27,691
Total Liabilities	10,900	12,301
Total Equity	$17,689	$15,390
Debt/equity ratio	0.62	0.80
Assets/debt ratio	2.62	2.25
Working Capital		
Current assets	$8,691	$9,329
Current liabilities	$3,080	$3,945
Current ratio	2.82	2.36
Cash Position		
Cash, restricted cash & short term investments	$2,809	$3,423
Cash generated from operations	$3,571	$ 2,416

Financial Condition

During fiscal year 2008, the value of our total assets increased. This was primarily the result of an increase in fixed assets, which resulted from the closure and move of our Bellingham, Washington production facility. We also had a decrease in total liabilities resulting from the payment of principal of long term debt and a reduction in current liabilities.

As discussed under Note 8 to our consolidated financial statements included elsewhere in this Annual Report, we currently have three long-term debt facilities, including our September 2006 bond financing arrangement with GE Capital Public Finance, Inc ("GECPF"), our March 2003 bond financing with GECPF and our September 2004 tax-exempt bond financing with BB & T.

We believe that our main credit risk exposure in fiscal year 2009 will come from meeting the covenants attached to our debt facilities by our lenders. As of the end of fiscal year 2008 we were over minimum financial requirements and under maximum requirements. The covenant-related ratios that could pose a potential risk in the future are those based on cash flow. As such, any significant decrease in our current cash flow could result in the breach of one or more of these loan covenants. If we fail to satisfy the financial covenants and other requirements contained in our debt facilities, our debts could become immediately payable at a time when we are unable to pay them, which could adversely affect our liquidity and financial condition. In addition, if we are to make cash flow decisions to remain within our loan covenants, these decisions could affect our ability to effectively execute on our long term business strategy.

Debt retirement is an alternative that we consider on an ongoing basis. Relevant factors in our analysis include the cost of equity and the rate of interest on our debt. Our long-term debt has been at very favorable rates such that it was and continues to be considered advantageous to use our capital for other applications.

Working Capital

During fiscal year 2008, our working capital position continued to improve as current assets decreased at a rate slower than the decrease in current liabilities. The majority of the decrease in current assets was the result of cash used to finance the move of our Bellingham, Washington production facility to our Ferndale, Washington facility and to commission this new

facility. Current liabilities decreased primarily due to decreases in accounts payable which were related to the closure and move of the Bellingham, Washington production facility. These changes resulted in our current ratio (current assets divided by current liabilities) increasing from 2.36 at the end of fiscal year 2007 to 2.82 at the end of fiscal year 2008.

In fiscal year 2009 we expect that our current assets will continue to increase as a result of positive cash flow and an increase in accounts receivable and inventories, as sales levels grow. We also expect that current liabilities will increase as a result of growing accounts payable related to the general growth of the company. Even though we expect both current assets and current liabilities to grow, we believe that our net working capital position will improve over the coming fiscal year.

Cash Position

We believe that our existing cash on hand, long-term debt and available line of credit currently provide us with enough cash to meet our existing needs for the foreseeable future. Cash and investments decreased during fiscal year 2008, primarily as a result of cash used for the closure and move of the Bellingham, Washington production facility. We expect cash to increase during fiscal year 2009, mostly as a result of cash generated from operations. We believe that our existing $2,000,000 line of credit with BB&T will suffice in covering any potential cash shortfall. This line of credit is secured by inventory and accounts receivable, which will provide enough collateral to support the related debt. Interest is payable on funds advanced at the LIBOR rate plus 2.5%. The line of credit matures on May 23, 2009. As of January 31, 2008, no borrowings were outstanding under the line of credit. If we do borrow against this line of credit, we intend to pay it off before the end of fiscal year 2009. We will continue to closely monitor both current liabilities and current assets as they relate to the generation of cash, with an emphasis on maximizing potential sources of cash.

Cash Generated from Operations

During fiscal year 2008 we generated $3,571,000 in cash from operating activities. The cash generated during the fiscal year 2008 was a 48% increase over the $2,416,000 in cash generated during fiscal year 2007. If our sales continue to increase and we are able to continue to profitably produce our products, we should be able to continue to generate cash from operating activities during fiscal year 2009, although it cannot be assured that this will be the case.

Financing and Investing Activities

Cash used for financing activities during fiscal year 2008 was $805,000. This was the result of principal payments made on our long-term debt. Cash was used during fiscal year 2008 for investing activities mainly related to the closure and move of our Bellingham, Washington production facility. Also, the restricted cash related to the debt facility for the plant move was released as construction progressed. Cash used in investing activities during fiscal year 2008 was approximately $2,234,000.

The first phase of our production expansion plan was substantially completed during the third quarter of fiscal year 2004. This was the construction of our new west coast facility located in Ferndale, Washington. We had previously been operating in five separate long-term leased facilities in Whatcom County, Washington. This new facility, which was financed approximately half through debt and half through cash, consolidated four of these leased facilities, resulting in annual savings of approximately $450,000 in lease payments. The consolidation of these facilities has also provided us with savings in other expenses caused by inefficient logistics. The annual interest expense of the debt used to finance this facility is approximately $144,000 per year.

Phase two of our production expansion plan was the commissioning of the facility located in Georgia. We purchased approximately fifteen acres of real property in Jesup, Georgia, with an existing 41,000 square foot facility, during August 2003 for $140,000, which we subsequently sold to, and leased back from, Wayne County IDA, as described in more detail in our Annual Report on Form 10-K for the fiscal year ended January 31, 2006. We began construction during the fourth quarter of fiscal year 2004 on this property. The total project was completed at a cost of $6,650,000. Of the total cost, approximately $4,900,000 was financed through a long-term bank debt instrument and the balance was financed with cash on hand. The annual interest expense of the debt used to finance this facility is approximately $149,000 a year. This plant is now fully functional.

The third phase of our production expansion plan was the closure and relocation of our Bellingham, Washington production facility to our new Ferndale, Washington facility. This phase began during the second quarter of fiscal year 2007 and cost approximately $4,300,000. Of this amount, $2,700,000 came from cash and the remaining $1,600,000 was generated through our September 2006 bond financing with GECPF, as described above. This facility was fully commissioned by the end of the third quarter of fiscal year 2008.

We believe that this three-phase plan will give us the ability to continue to grow our business, achieve significant cost savings, better serve our customers, expand our production lines, diversify and expand our production capacity and physically move manufacturing in a manner which is transparent to the users of our products.

Environmental Matters

We are committed to being an environmentally friendly company and to manufacturing products which benefit the quality of the environment. Hazardous wastes are not produced, treated, or stored at any company-owned or operated facilities. State, federal, and local laws all have jurisdiction over production activities. We believe we are currently in compliance with these laws and expect to remain so in the foreseeable future.

Off-Balance Sheet Arrangements

The SEC requires companies to disclose off-balance sheet arrangements. As defined by the SEC, an off-balance sheet arrangement includes any contractual obligation, agreement or transaction arrangement involving an unconsolidated entity under which a company 1) has made guarantees, 2) has a retained or a contingent interest in transferred assets, 3) has an obligation under derivative instruments classified as equity, or 4) has any obligation arising out of a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the company, or that engages in leasing, hedging or research and development services with the company.

We have examined our contractual obligation structures that may potentially be impacted by this disclosure requirement and have concluded that no arrangements of the types described above exist with respect to our company.

Critical Accounting Policies

Introduction

In preparing our consolidated financial statements in conformity with accounting principles generally accepted in the United States, management makes judgments, assumptions and estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. We believe that the material estimates that are particularly susceptible to significant change relate to the determination of the allowance for doubtful accounts, income taxes, including deferred income taxes and the related valuation allowance, accrual for self-insured medical insurance plans and sales incentives. As part of the financial reporting process, our management collaborates to determine the necessary information on which to base judgments and develop estimates used to prepare the consolidated financial statements. Historical experience and available information is used to make these judgments and estimates. However, different amounts could be reported using different assumptions and in light of different facts and circumstances. Therefore, actual amounts could differ from the estimates reflected in the consolidated financial statements.

In addition to the significant accounting policies described in Note 1 of our consolidated financial statements included elsewhere in this Annual Report, we believe that the following discussion addresses our critical accounting policies.

Inventory

Unexpected change in market demand or buyer preferences could reduce the rate of inventory turnover and require us to record a reserve for obsolescence. Finished goods inventory are valued at the lower of cost (determined on the first-in, first-out basis) or net realizable value. Cost includes direct materials, labor and overhead allocation. Raw materials and supplies are valued at the lower of cost (determined on the first-in, first-out basis) or net realizable value. We have not historically experienced a period where a material amount of finished goods inventory or raw materials inventory has been required to be reduced in value as a result of changes in market demand or buyer preference. Because of this lack of historical change we have not yet had to record a reserve for obsolete inventory. Our assumptions and valuation

methodology for inventory have historically not changed. Even though we have not historically had to record a reserve for obsolete inventory as a result of changes in market demand or buyer preference, there is no guarantee that one or both of these events will not happen. As a result, even though we believe that it is unlikely that a change will occur, we do recognize that change is possible and will record a reserve for obsolete inventory if the circumstances dictate as previously described.

Property, Plant and Equipment

There is a risk that our estimate of the useful life of a component of our property plant or equipment was over estimated. If that was the case the depreciated value of the equipment or building would be greater than its actual value, which would result in our recording a reserve to lower the net carrying value of the asset. Property, plant and equipment assets are recorded at cost. Our building and equipment are located on owned and leased land. Buildings are depreciated on a straight line basis over a period of 40 years. Leasehold improvements are depreciated on a straight line basis over the life of the lease agreement for property located on leased land. Most of our equipment is depreciated over its estimated useful life using a 15% declining balance method; the remainder is depreciated using a straight line method over five years. We have chosen to use the 15% declining value method over a fixed period straight line method to better reflect the fair market value and useful life of equipment which is typically used in our facilities. We also review the carrying value of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The determination of any impairment would include a comparison of estimated future cash flows anticipated to be generated during the remaining life of the asset. Due to the nature of the buildings and equipment we purchase, the depreciation method that we use, and the cash flows generated during the life of the assets, we have not had to historically record a reserve to reflect a decrease in the net carrying value of assets. We have historically neither changed our depreciation methods, our assumptions behind the depreciation methods, or our methodology for determining impairment. Based on the length of time we have been manufacturing in the industry in which we operate, we believe that it is unlikely that an impairment of existing buildings or equipment will have to be recorded. If we were to expand into a manufacturing industry in which we do not have as much history, the likelihood of being required to record an impairment increases. If at some future date we enter an industry in which we have no historic knowledge, then the risk of recording an impairment would also increase.

Revenue Recognition

If the actual costs of sales returns and incentives were to significantly exceed the recorded estimated allowance, our sales would be adversely affected in that we would record additional reserves which would reduce our net sales revenue. Revenues from the sale of products are recognized at the time title passes to the purchaser, which is generally when the goods are conveyed to a carrier. When we sell F.O.B. destination point, title is transferred and we recognize revenue on delivery or customer acceptance, depending on terms of the sales of the agreement. Sales incentives are accounted for in accordance with the provisions of EITF 01-9 "*Accounting for Consideration Given by a Vendor to a Customer.*" Historically we have not had sales returns or incentive requests applied to a fiscal year in greater amounts than what was reserved for. By following our revenue recognition policies we have been able to accurately assess the value of both sales returns and sales incentives. We have annually updated the sales incentive amounts that are annually accrued to match the sales incentive agreements that we have with our customers. By doing so, we have maintained a consistent methodology while adjusting our estimates to more closely reflect our activities within the market place. We believe that it is unlikely that our assumptions or methodology for accounting for revenue recognition, sales returns, and sales incentives will change in the future. However, we do believe that it is likely that the actual estimates that we use for our sales incentive programs and sales returns may change in the future from time to time as a result of a dynamic marketplace.

Income Tax

We account for income taxes using the asset and liability method. The liability method recognizes the amount of tax payable at the date of the financial statements as a result of all events that have been recognized in the consolidated financial statements, as measured by the provisions of currently enacted tax laws and rates. The accumulated tax effect of all temporary differences is presented as deferred federal income tax assets and liabilities within the balance sheet. A valuation allowance is established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Effective February 1, 2007, the Company adopted FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109* ("FIN 48"), which prescribes a comprehensive model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. Though the validity of any tax position is a matter of tax law, the

body of statutory, regulatory and interpretive guidance on the application of the law is complex and often ambiguous. Because of this, whether a tax position will ultimately be sustained may be uncertain. Under FIN 48, the impact of an uncertain tax position that is more likely than not of being sustained upon audit by the relevant taxing authority must be recognized at the largest amount that is more likely than not to be sustained. No portion of an uncertain tax position will be recognized if the position has less than a 50% likelihood of being sustained.

Stock-Based Compensation

Prior to February 1, 2006, we accounted for our stock-based compensation plans under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, "*Accounting for Stock Issued to Employees*" ("APB Opinion No. 25") and related interpretations, as permitted by Statement of Financial Accounting Standards No. 123, "*Accounting for Stock-Based Compensation*" ("SFAS No. 123"). Accordingly, no stock-based compensation expense was recognized in the income statement for the years ended January 31, 2006 and 2005 related to options issued to employees and non-employee directors, as all options granted under our stock-based employee compensation plans had an exercise price equal to the market value of the underlying common stock on the date of grant. As permitted by SFAS No. 123, stock-based compensation was included as a pro forma disclosure in the notes to our consolidated financial statements for the years ended January 31, 2006 and 2005.

Effective February 1, 2006, we adopted the fair value recognition provisions of SFAS No. 123(R) using the modified prospective transition method. Under that transition method, compensation cost recognized in fiscal year ended January 31, 2007 and all subsequent fiscal years thereafter includes: (a) compensation cost for all stock-based payments granted prior to, but not yet vested, as of January 31, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation cost for all stock-based payments granted subsequent to February 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123(R). Results for prior periods have not been restated, as provided for under the modified-prospective method. For details regarding the effect on our financial statements of using this methodology, please see Note 2 of our consolidated financial statements included elsewhere in this Annual Report.

In our calculation of stock-based compensation we use the Black-Scholes model. This model is an estimate of potential actual results. As such, actual results may vary significantly from our estimated stock-based compensation expense. Specifically, in the event that options were to expire at an exercise price which is below the option's strike price and the options are not exercised, then we would have taken stock-based compensation expense for options which did not ultimately have a dilutive effect on the outstanding common shares. We believe that it is not likely that we will change our methodology for calculating stock based compensation in the future.

Forward-Looking Statements

This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act") based on current expectations, estimates and projections about our industry and our management's beliefs and assumptions. They can be identified by the use of forward-looking words such as "believes," "expects," "plans," "may," "will," "would," "could," "should" or "anticipates" or other comparable words, or by discussions of strategy, plans or goals that involve risks and uncertainties that could cause actual results to differ materially from those currently anticipated. You are cautioned that any forward-looking statements are not guarantees of future performance and involve risks and uncertainties, including those set forth below. Such forward looking statements include, but are not limited to, statements with respect to the following: our future growth strategies and prospects for the future; potential financial results, including anticipated revenue and gross profits; projected benefits from our three phase expansion plan; our ability to control expenses and improve operating efficiencies; our market and product line growth and stability to enter new markets; our ability to introduce new products and remain competitive; the forecasted benefit from infrastructure improvements; and our competitiveness and profitability as result of sales and marketing programs.

Readers are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date made. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
International Absorbents, Inc.

We have audited the accompanying consolidated balance sheets of International Absorbents, Inc. and subsidiary (the "Company") as of January 31, 2008 and 2007, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of International Absorbents, Inc. and subsidiary as of January 31, 2008 and 2007, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, effective February 1, 2007, the Company adopted the provisions of the Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes.*

Moss Adams LLP

Seattle, Washington
April 25, 2008

FINANCIAL REPORT

International Absorbents Inc. and Subsidiary
Consolidated Balance Sheets
As at January 31, 2008 and 2007
(in thousands of U.S. dollars)

	2008	2007
Assets		
Current assets:		
Cash and cash equivalents	$ 2,809	$ 2,277
Restricted cash	-	1,146
Accounts receivable, net	2,359	2,373
Inventories, net	3,166	3,221
Prepaid expenses	155	126
Income taxes receivable	44	-
Deferred income tax asset	158	186
Total current assets	8,691	9,329
Property, plant and equipment, net	19,662	18,096
Other assets, net	236	266
Total assets	$ 28,589	$ 27,691
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 2,119	$ 2,933
Related party payable	6	5
Current portion of long-term debt	857	805
Income taxes payable	98	202
Total current liabilities	3,080	3,945
Deferred income tax liability	1,110	835
Long-term debt	6,664	7,521
Other long term liabilities	46	-
Total liabilities	10,900	12,301
Stockholders' equity:		
Common stock, no par value - Unlimited shares authorized, 6,410,328 and 6,410,328 issued and outstanding at January 31, 2008 and 2007, respectively	8,487	8,487
Additional paid in capital	1,365	999
Retained earnings	7,837	5,904
Total stockholders' equity	17,689	15,390
Total liabilities and stockholders' equity	$ 28,589	$ 27,691

The accompanying notes are an integral part of these consolidated financial statements.

International Absorbents, Inc. and Subsidiary
Consolidated Statements of Earnings
For the years ended January 31, 2008 and 2007
(in thousands of U.S. dollars, except earnings per share amounts)

	2008	2007
Sales, net	$ 33,095	$ 29,495
Cost of goods sold	23,139	19,902
Gross Profit	9,956	9,593
Selling, general and administrative expenses	6,387	8,104
Income from operations	3,569	1,489
Interest expense	(385)	(361)
Interest income	86	150
Income before provision for income taxes	3,270	1,278
Income tax provision	(1,254)	(577)
Net income	$ 2,016	$ 701
Basic earnings per share	$ .31	$ .11
Fully diluted earnings per share	$ .31	$ .11
Weighted average number of shares outstanding (in thousands)		
Basic	6,410	6,404
Diluted	6,477	6,406

The accompanying notes are an integral part of these consolidated financial statements.

International Absorbents Inc. and Subsidiary
Consolidated Statement of changes in Stockholders' Equity
For the years ended January 31, 2008 and 2007
(in thousands of U.S. dollars)

	Common Shares (in 1,000's)	Amount	Additional Paid in Capital	Retained Earnings	Total Stock-Holders' Equity
Balance as of January 31, 2006	6,321	$ 8,299	$ 652	$ 5,203	$ 14,154
Exercise of stock options	89	188	-	-	188
Stock based compensation	-	-	347	-	347
Net income	-	-	-	701	701
Balance as of January 31, 2007	6,410	8,487	999	5,904	15,390
FIN 48 cumulative adjustment	-	-	-	(83)	(83)
Stock based compensation	-	-	366	-	366
Net income	-	-	-	2,016	2,016
Balance as of January 31, 2008	6,410	$ 8,487	$ 1,365	$ 7,837	$ 17,689

The accompanying notes are an integral part of these consolidated financial statements.

International Absorbents Inc. and Subsidiary
Consolidated Statement of Cash Flows
For the years ended January 31, 2008 and 2007
(in thousands of U.S. dollars)

	2008	2007
Cash flows from operating activities		
Net income	$ 2,016	$ 701
Adjustments to reconcile net income to net cash used for operating activities		
Depreciation and amortization	1,719	1,455
Loss on disposal of equipment	167	-
Stock-based compensation	366	347
Deferred taxes	303	(40)
Changes in operating assets and liabilities		
Accounts receivable	14	(213)
Inventory	55	(575)
Prepaid expenses	(29)	(13)
Accounts payable and accrued liabilities	(856)	615
Income taxes receivable/payable	(148)	140
Due to related party	1	(1)
Other long term liabilities	(37)	-
Net cash flows from operating activities	3,571	2,416
Cash flows from investing activities		
Proceeds from investments	-	609
Purchase of property, plant and equipment	(3,380)	(3,019)
Purchase of other assets	-	(32)
Investment in restricted cash	-	(1,600)
Proceeds from restricted cash	1,146	454
Net cash flows from investing activities	(2,234)	(3,588)
Cash flows from financing activities		
Proceeds from long-term debt	-	1,600
Repayment of long-term debt	(805)	(537)
Proceeds from exercise of stock options	-	188
Net cash flows from financing activities	(805)	1,251
Net change in cash	532	79
Cash and cash equivalents, beginning of period	2,277	2,198
Cash and cash equivalents, end of period	$ 2,809	$ 2,277
Cash paid for interest (net of amounts capitalized)	$ 394	$ 355
Cash paid for income taxes	$ 1,128	$ 409
Non-cash investing activities		
Increase in property, plant and equipment and accounts payable for purchase of plant and equipment	$ 154	$ 113

The accompanying notes are an integral part of these consolidated financial statements.

1. Operations

International Absorbents Inc. ("IAX") is a Canadian company operating in the States of Washington and Georgia, U.S.A. through its wholly-owned subsidiary, Absorption Corp ("Absorption," and collectively with IAX, the "Company").

The Company operates in two segments and is engaged in the development and sale of value added products made from waste short fiber pulp ("SFP") utilizing proprietary technology. The Company markets and sells animal and pet bedding products that are sold in consumer retail and commercial bedding markets. In addition, the Company markets and sells SFP-based products used for general industrial spill cleanup, marine oil-cleanup, and oil/water filtration, and hydro mulch products, which hydro mulch products were not produced during the current fiscal year. The Company has established distribution primarily in North America.

2. Significant accounting policies

Generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America.

Basis of presentation

The consolidated financial statements include the accounts of IAX and its wholly-owned subsidiary, Absorption, a Nevada corporation doing business in the states of Washington and Georgia. All significant inter-company transactions are eliminated in consolidation.

Cash and cash equivalents

Cash and cash equivalents includes cash and highly liquid investments with original maturities of 90 days or less.

Restricted Cash

During fiscal year 2007, the Company entered into a bond financing agreement in the amount of $1,600,000 with GE Capital Public Finance, Inc. ("GECPF") to fund the purchase and installation of manufacturing equipment to be used in connection with the closure and relocation of the Bellingham, Washington production facility to the new Ferndale, Washington manufacturing and warehouse facility. These funds had been placed in an escrow account during the purchase and installation of the equipment. Funds were drawn on the account as the equipment was purchased. The escrow account balance (restricted cash) at January 31, 2008 and 2007 was -0- and $1,146,000, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

The Company typically offers credit terms to its customers without collateral. The Company records accounts receivable at the face amount less an allowance for doubtful accounts. On a regular basis, the Company evaluates its accounts receivable and establishes these allowances based on a combination of specific customer circumstances, as well as credit conditions and the history of write-offs and collections. Where appropriate, the Company obtains credit rating reports and financial statements of the customer to initiate and modify their credit limits. The Company obtains credit insurance for certain accounts that qualify for coverage in order to minimize credit risk exposure. If circumstances related to specific customers change, our estimates of the recoverability of receivables could materially change. At January 31, 2008 and 2007, management considered all accounts receivable in excess of the allowances for doubtful accounts to be fully collectible.

Inventories

Finished good inventories are valued at the lower of cost (determined on the first-in, first-out basis) or net realizable value. Cost includes direct materials, labor and overhead allocation. Raw materials and supplies are valued at the lower of cost (determined on the first-in, first-out basis) or net realizable value.

Property, plant and equipment

Property, plant and equipment assets are recorded at cost. The Company's buildings and equipment are located on owned and leased land. Buildings located on land owned by the Company are depreciated on a straight line basis over a period of 40 years. Leasehold improvements are depreciated on a straight line basis over the shorter of the estimated useful life or the life of the lease agreement for property located on leased land. The Company's manufacturing equipment is depreciated over the estimated useful life using a 15% declining balance method. The Company's computer equipment, computer software and office equipment are depreciated on a straight-line basis over the estimated useful life of five, seven and ten years respectively. Maintenance and repairs are expensed as incurred.

Impairment of long lived assets

The Company reviews the carrying amount of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The determination of any impairment would include a comparison of estimated future operating cash flows anticipated to be generated during the remaining life with the net carrying value of the asset.

Other Assets

Other assets include deferred financing fees, which represent costs incurred in connection with long-term debt (see Note 8). As of January 31, 2008 and 2007, the deferred financing fees were $236,000 and $266,000, respectively, which are net of accumulated amortization of $108,000 and $78,000, respectively. Amortization expense was $30,000 and $26,000 for the years ended January 31, 2008 and 2007, respectively. The Company is amortizing into interest expense the deferred financing fees on a straight line basis which approximates the interest method over the term of the related debt.

Revenue recognition

Revenues from the sale of products are recognized at the time title passes to the purchaser, which is generally when the goods are conveyed to a carrier. When the Company sells F.O.B. destination point, title is transferred and the Company recognizes revenue on delivery or customer acceptance, depending on terms of the sales agreement. Sales incentives are recorded as a reduction of sales, the recognition of which is determined in accordance with the provisions of Emerging Issues Task Force ("EITF") 01-09 "Accounting for Consideration Given by a Vendor to a Customer."

Shipping and Handling Costs

Shipping and handling costs are accounted for under EITF No. 00-10: "Accounting for Shipping and Handling Fees and Costs." Revenues generated from shipping and handling costs charged to customers are included in sales and were $458,000 and $662,000 in fiscal years 2008 and 2007, respectively. Shipping and handling costs for outbound and inbound shipping charges are included in cost of goods sold and were $4,732,000 and $4,643,000 in fiscal years 2008 and 2007, respectively.

Foreign exchange

The Company's reporting currency is the U.S. dollar. The Company considers the U.S. dollar to be the functional currency in foreign jurisdictions. Accordingly, amounts denominated in foreign currencies are re-measured to U.S. dollars at historical and current exchange rates as required under SFAS No. 52. Gains and losses resulting from foreign currency transactions are included in the consolidated statement of earnings.

Advertising

The Company accounts for advertising expenses under Statement of Position ("SOP") No. 93-7. Advertising costs are expensed when incurred and were $201,000 and $394,000 during fiscal years 2008 and 2007, respectively.

Net earnings per share

Net earnings per share computations are in accordance with SFAS No. 128, "Earnings Per Share." Basic net earnings per share is computed using the weighted average number of common shares outstanding. Diluted net earnings per share is computed using the weighted average number of common shares and potentially dilutive common share equivalents outstanding. Stock options and warrants that are anti-dilutive are not included in diluted net earnings per share.

Income taxes

The Company accounts for income taxes using the asset and liability method. The liability method recognizes the amount of tax payable at the date of the financial statements as a result of all events that have been recognized in the financial statements, as measured by the provisions of currently enacted tax laws and rates. The accumulated tax effect of all temporary differences is presented as deferred federal income tax assets and liabilities within the balance sheet. A valuation allowance is established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Effective February 1, 2007, the Company adopted FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109* ("FIN 48"), which prescribes a comprehensive model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. Though the validity of any tax position is a matter of tax law, the body of statutory, regulatory and interpretive guidance on the application of the law is complex and often ambiguous. Because of this, whether a tax position will ultimately be sustained may be uncertain. Under FIN 48, the impact of an uncertain tax position that is more likely than not of being sustained upon audit by the relevant taxing authority must be recognized at the largest amount that is more likely than not to be sustained. No portion of an uncertain tax position will be recognized if the position has less than a 50% likelihood of being sustained.

Stock-based employee compensation

Effective February 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123(R), "Share Based Payment" using the modified prospective transition method. Under this transition method, compensation cost recognized in fiscal year ended January 31, 2007 and all subsequent fiscal years thereafter includes: (a) compensation cost for all stock-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value calculated in accordance with the original provisions of SFAS No. 123, and (b) compensation cost for all stock-based payments granted subsequent to January 1, 2006, based on the grant date fair value calculated in accordance with the provisions of SFAS No. 123(R).

Total stock-based compensation expense recognized in the income statement for the year ended January 31, 2008 and 2007 was $363,000 and $340,000, of which $13,000 and $33,000 was recognized in cost of goods sold and $350,000 and $307,000 was recognized in selling, general and administrative expenses, respectively. All of the stock-base compensation was related to Incentive Stock Options ("ISO"s) held by employees and non-employee directors for which no tax benefit is recognized.

Prior to the adoption of SFAS No. 123(R), the Company presented all tax benefits of deductions resulting from the exercise of stock options as operating cash flows in the consolidated statements of cash flows. SFAS No. 123(R) requires the tax benefits resulting from tax deductions in excess of the compensation cost recognized for those options ("excess tax benefits") to be classified and reported as both an operating cash outflow and a financing cash inflow on a prospective basis upon adoption.

SFAS No. 123(R) requires the use of a valuation model to calculate the fair value of stock-based awards. The Company has elected to use the Black-Scholes-Merton ("BSM") option valuation model, which incorporates various assumptions including volatility, expected life forfeiture rate and risk-free interest rates. The assumptions used for the

years ended January 31, 2008 and 2007 and the resulting estimates of weighted-average fair value per share of options granted during those periods are as follows:

		2008	2007
a)	risk free interest rate	4.17%	4.88%
b)	expected volatility	98.97%	109.16%
c)	expected dividend yield	0.00%	0.00%
d)	estimated average life (in years)	4.66	4.66

The expected life of the options represents the estimated period of time until exercise and is based on historical experience of similar awards, giving consideration to the contractual terms, vesting schedules and expectations of future employee behavior. Expected stock price volatility is based on historical volatility of the Company's stock. The risk-free interest rate is based on the implied yield available on U.S. Treasury zero-coupon issues with an equivalent remaining term. The Company has not paid dividends in the past and does not plan to pay any dividends in the near future. As stock-based compensation expense recognized is based on awards ultimately expected to vest, it should be reduced for estimated forfeitures. SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The Company forfeiture rate for 2008 was calculated based on its historical experience of awards which ultimately vested.

In November 2005, the Financial Accounting Staff Board ("FASB") issued FASB Staff Position No. 123(R)-3, "Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards" ("FSP 123R-3"). The Company has elected to adopt the "long form" method for calculating the tax effects of share-based compensation pursuant to SFAS No. 123(R). The "long form" method establishes the beginning balance of the additional paid-in capital pool related to the effects of employee share-based compensation, which is available to absorb tax deficiencies recognized subsequent to the adoption of SFAS No. 123(R).

The remaining unvested compensation for the fair value of stock options to be recognized was $754,000 and $757,000 at January 31, 2008 and 2007, respectively.

Other stock-based compensation

The Company accounts for equity instruments issued in exchange for the receipt of goods or services from other than employees and non-employee directors in accordance with SFAS No. 123 and the conclusions reached by the EITF in Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services" ("EITF 96-18"). Costs are measured at the estimated fair market value of the consideration received or the estimated fair value of the equity instruments issued, whichever is more reliably measurable. The value of equity instruments issued for consideration other than employee services is determined on the earlier of a performance commitment or completion of performance by the provider of goods or services as defined by EITF 96-18. Stock-based compensation recognized under SFAS No. 123 and EITF 96-18 was $3,000 and $7,000 during 2008 and 2007, respectively.

Comprehensive income

The Company has adopted SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and presentation of comprehensive income and its components in consolidated financial statements. The statement requires only additional disclosures in the financial statements and it does not affect the Company's financial position or results of operations. The Company has no material components of other comprehensive income or accumulated other comprehensive income.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for doubtful accounts, deferred income taxes valuation allowance and sales incentives.

New accounting pronouncements

In September 2006, the FASB issued FASB Statement No. 157, Fair Value Measures ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measures required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. SFAS 157 is effective for fiscal years beginning after November 15, 2007. We are currently reviewing the provisions of SFAS 157 to determine the impact to our consolidated financial statements.

In February 2007, FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of FASB Statement No. 115. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. Early adoption is permitted. The Company is currently evaluating the requirements of SFAS No. 159 and has not yet determined the impact on the financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *Business Combinations* (SFAS 141(R)). SFAS 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008. The Company will adopt SFAS 141(R) in the first quarter of fiscal 2009 and apply the provisions of this Statement for any acquisition after the adoption date. The Company does not anticipate this statement will have a material effect on its financial condition or results of operations.

3. Balance sheet components (in thousands of U.S. dollars)

	2008	2007
Accounts receivable		
Trade	$ 2,444	$ 2,416
Allowance for doubtful accounts	(85)	(43)
	$ 2,359	$ 2,373
Inventories		
Raw materials	$ 1,714	$ 1,569
Finished goods	1,452	1,652
	$ 3,166	$ 3,221
Accounts Payable and accrued liabilities		
Accounts payable		
Trade	$ 865	$ 1,397
Equipment and other	155	113
Accrued Liabilities		
Payroll	614	511
Other	485	912
	$ 2,119	$ 2,933

4. Property, Plant and Equipment

		2008		2007
Property, plant and equipment				
Land	$	1,547	$	1,547
Buildings		8,759		8,534
Leashold improvements		-		630
Equipment		15,164		10,996
Construction in progress		446		2,313
	$	25,916	$	24,020
Less: Accumulated depreciation		(6,254)		(5,924)
	$	19,662	$	18,096

Depreciation expense from property, plant and equipment for the fiscal years ended January 31, 2008 and 2007 was $1,689,000 and $1,429,000, respectively.

During the third quarter of fiscal year 2007, the Company began the purchase and installation of manufacturing equipment to be used to relocate the Bellingham, Washington production facility to the new Ferndale, Washington manufacturing and warehouse facility (engineering was started during the second quarter of fiscal year 2007). The Company received a $1,600,000 bond financing from GE Capital. These funds were placed in an escrow account and drawn on during the purchase and installation of the equipment. The closure and move of the Bellingham, Washington facility was completed during the third quarter of fiscal year 2008. The escrow account balance (restricted cash) at January 31, 2008 and 2007 was $-0- and $1,146,000, respectively.

The Company incurred interest costs of $415,000 and $396,000 during the fiscal years 2008 and 2007, respectively, of which $30,000 and $35,000 was capitalized as part of the purchase and installation of manufacturing equipment during fiscal years 2008 and 2007, respectively.

5. Fair value of financial instruments

The fair value of cash and cash equivalents, restricted cash, investments, accounts receivable, accounts payable, and accrued liabilities, and amounts due to related parties approximate their carrying value due to the relatively short-term maturities of these instruments.

The fair value of the Company's debt at January 31, 2008 and 2007 approximates the carrying value. The fair value is based on management's estimate of current rates available to the Company for similar debt with the same remaining maturity.

6. Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, restricted cash, short-term investments and trade accounts receivable. Receivables arising from sales to customers are generally not significant individually and are not collateralized; as a result, management continually monitors the financial condition of its customers to reduce the risk of loss. The Company had two customers who individually exceeded 10% of sales, who collectively accounted for 36% and 39% of total trade accounts receivable at January 31, 2008 and 2007, respectively, and who collectively accounted for 48% and 47% of total sales during the fiscal year ending January 31, 2008 and 2007, respectively.

The Company invests its cash and cash equivalents in high quality issuers. These cash balances may be insured by the Federal Deposit Insurance Corporation, the Canada Deposit Insurance Corporation, the Securities Investor Protection Corporation or through other private insurance purchased by the issuer. The Company maintains its cash in demand deposits and money market accounts held primarily by four banks and in the normal course of business, maintains cash balances in excess of these insurance limits.

7. Operating line of credit

On May 23, 2007, Absorption renewed a bank line of credit with Branch Banking & Trust Co. that provides for up to $2,000,000 of cash borrowings for general corporate purposes which is secured by accounts receivable and inventory of Absorption. Interest is payable on funds advanced at the one-month London Interbank Offered Rate ("LIBOR") plus 2.5%. The line of credit matures on May 23, 2009. At January 31, 2008, the Company had no borrowings outstanding.

8. Long-term debt (in thousands of U.S. dollars)

	2008	2007
Tax-exempt bonds	$ 7,521	$ 8,255
Taxable bonds	-	71
Total debt	7,521	8,326
Less: current portion	(857)	(805)
Long-term debt	$ 6,664	$ 7,521

On September 14, 2006, the Company entered into a bond financing agreement in the amount of $1,600,000 with GE Capital Public Finance, Inc. ("GECPF") to fund the purchase and installation of manufacturing equipment to be used in connection with the closure and relocation of the Bellingham, Washington production facility to the new Ferndale, Washington manufacturing and warehouse facility. GECPF agreed to fund and guarantee the Economic Development Revenue Bond issued by the Washington State Economic Finance Authority at a fixed interest rate of 5.70%, amortized over 90 months with interest-only payments during the six months of construction. If Absorption defaults under the terms of the loan agreement, including failure to pay any amount when due or violating any of the financial and other covenants, GECPF may accelerate all amounts then-owing under the bond. Costs incurred in issuing the bond was $32,000. The bond is secured by the equipment financed. At January 31, 2008 and 2007 the balance outstanding was $1,441,000 and $1,600,000, respectively.

In September of 2004, the Company completed a $4,900,000 tax-exempt bond financing. Of the total proceeds from the financing, $2,099,000 were used to pay off the loan held by Branch Banking &Trust Co., $98,000 was paid for costs of issuance and the remaining proceeds of $2,703,000 were placed in a trust account to be used to finish the construction of the new production facility located in Jesup, Georgia. The bonds were issued by Wayne County Industrial Development Authority in the state of Georgia. The bonds have a variable rate equal to Branch Banking & Trust Co.'s Variable Rate Demand Bond "VRDB" rate (2.28 % as of March 27, 2008) plus a letter of credit fee of 0.95%, a remarketing fee of 0.125% and a $2,000 annual trustee fee. The term of these bonds is seven years for the equipment portion and 15 years for the real estate portion. The bond is secured by the property, building, and equipment financed . At January 31, 2008 and 2007, the balance outstanding was $3,800,000 and $4,300,000, respectively. The letter of credit expires September 2, 2011, at which time it will need to be renewed.

In March 2003, the Company completed a $2,910,000 bond financing, comprised of $2,355,000 as tax exempt and $555,000 as taxable. The bonds were issued through the Washington Economic Development Finance Authority in Washington State. The purchaser and holder of the bonds is GECPF. The tax exempt bonds have a fixed rate of 5.38% with a term of 190 months, maturing February 2019, and with interest-only payments for the first 52 months. The taxable bonds had a fixed rate of 5.53% a term of 52 months, with a maturity date of August 2007. The indebtedness underlying the bonds is secured by a mortgage on the real property, and a security interest in the equipment assets, located in Whatcom County, Washington. At January 31, 2008 and 2007, the balance outstanding was $2,280,000 and $2,355,000 on the tax-exempt and $-0- and $71,000 on the taxable bonds, respectively.

The aggregate principal maturities on long-term debt for each of the twelve-month periods subsequent to January 31, 2008 are as follows (in thousands of U.S. dollars):

		Long-term Debt
Fiscal Year ending January 31,:		
2009	$	857
2010		877
2011		898
2012		921
2013		646
Thereafter		3,322
	$	7,521

9. Capital stock

Common Shares

Holders of Common Shares are entitled to one vote per share and to share equally in any dividends declared and in distributions on liquidation.

During fiscal years 2008 and 2007, -0- and 89,560 common stock options, respectively, were exercised for proceeds of $-0- and $188,076, respectively.

Stock options

The 2003 Omnibus Plan permits the granting of stock options (including nonqualified stock options and incentive stock options qualifying under Section 422 of the Code and for residents of Canada under the terms and conditions of the Income Tax Act of Canada), stock appreciation rights (including free-standing, tandem and limited stock appreciation rights), restricted or unrestricted share awards, phantom stock, performance awards, or any combination of the foregoing. The 2003 Omnibus Plan has 1,100,000 Common Shares reserved for issuance and/or grant.

The exercise price of stock options under the 2003 Omnibus Plan will be at least equal to the fair market value of the Common Shares on the date of grant for each incentive stock option or an amount equal to no less than 85% of fair market value for each non-qualified stock option, or the acceptable discount amount allowed under applicable securities laws. The exercise price of options granted under the 2003 Omnibus Plan must be paid in cash, property, qualifying services or under a qualifying deferred payment arrangement. In addition, subject to applicable law, the Company may make loans to individual grantees on such terms as may be approved by the Board of Directors for the purpose of financing the exercise of options granted under the 2003 Omnibus Plan and the payment of any taxes that may be due in respect of such exercise. The Compensation Committee will fix the term of each option, but no option under the 2003 Omnibus Plan will be exercisable more than ten years after the option is granted. Each option will be exercisable at such time or times as determined by the Compensation Committee, provided, however, that no stock option granted under the 2003 Omnibus Plan, or any portion thereof, to any grantee who is subject to Section 16 of the Exchange Act shall be exercisable prior to seven (7) months after the grant date of the option; and stock options, or any portion thereof, granted to grantees who are not subject to Section 16 of the Exchange Act shall not be exercisable prior to ninety (90) days after the grant date of the option. Upon a grantee's termination of employment with the Company or its subsidiary (other than as a result of death), the 2003 Omnibus Plan provides for an expiration of any outstanding options expire immediately or within a period of 12 months or less, depending upon the cause of termination. No option shall be transferable by the option holder otherwise than by will or the laws of descent.

The following table summarizes the Company's stock option activity for the years ended January 31, 2008 and 2007:

	2008		2007	
	Shares	Weighted Average Price	Shares	Weighted Average Price
Outstanding - beginning of year	536,100	$ 4.17	546,360	$ 4.02
Granted	140,000	3.71	140,000	3.21
Exercised	-	-	(89,560)	2.10
Repurchased, surrendered or expired	(112,583)	(4.70)	(60,700)	3.65
Outstanding - end of year	563,517	$ 3.95	536,100	$ 4.17
Vested	109,434	$ 3.58	166,667	$ 4.32

The following table summarizes information about options outstanding at January 31, 2008:

Range of exercise prices	Number outstanding at January 31, 2008	Weighted average remaining contractual life (months)	Outstanding weighted average exercise price	Number exercisable at January 31, 2008	Exercisable weighted average exercise price
$ 3.15	40,000	11	$ 3.15	40,000	$ 3.15
3.20	100,000	63	3.20	-	3.20
3.25	40,000	23	3.25	40,000	3.25
3.60	100,000	74	3.60	-	3.60
4.00	40,000	35	4.00	-	4.00
4.60	143,517	44	4.60	29,434	4.60
4.70	100,000	38	4.70	-	4.70
$ 3.15 – 4.70	563,517	48	$ 3.03	109,434	$ 3.58

At January 31, 2008, the Company had 526,483 remaining Common Shares available to be granted under the 2003 Omnibus Plan.

There were outstanding options to purchase 4,000 Common Shares issued to individuals who are not employees or directors of the Company as of January 31, 2008.

10. Employee Benefit Plan

The Company initiated a 401(k) savings plan for employees during fiscal year 2006. Employees with at least 12 months of service are eligible to participate. Under the terms of the retirement savings plan, the Company provides matching contributions equal to 100% of each participants contribution up to 3% of a participant's eligible compensation and 50% of each participants contribution over 3% up to a maximum of 5%. The Company's contributions to the plan totalled $100,000 and $84,000 for the years ended January 31, 2008 and 2007, respectively.

11. Related party transactions

General and administrative expenses for 2008 and 2007 included $82,000 and $70,000, respectively, each year for office rent and related services which were incurred on a cost reimbursement basis from a corporation owned and controlled by an officer and director of the Company. At January 31, 2008 and 2007, $6,000 and $5,000, respectively, were owing to this related party.

12. Income taxes

The components of income before income taxes are as follows (in thousands of U.S. dollars):

	2008	2007
U.S.	$ 3,253	$ 1,661
Canada	17	(383)
	$ 3,270	$ 1,278

The components of the provision for current income taxes consist of the following (in thousands of U.S. dollars):

	2008	2007
U.S.	$ 877	$ 614
State	49	3
Canada	26	-
	$ 952	$ 617

The components of the provision for deferred income taxes consist of the following (in thousands of U.S. dollars):

	2008	2007
U.S.	$ 264	$ (8)
State	38	(32)
Canada	-	-
	$ 302	$ (40)

The provision for income taxes differs from the amount computed by applying the statutory income tax rate to net income before taxes as follows (in thousands of U.S. dollars):

	2008	2007
Income tax at statutory rate (Canada)	$ 1,108	$ 436
Difference in foreign tax rate	3	(2)
Permanent differences	(1)	9
Stock option expense	127	114
Domestic production deduction	(54)	(13)
Change in valuation allowance	38	(160)
Net operating losses expired	57	91
Change in tax rate	115	
Effect from remeasurement from Canadian currency	(258)	58
State and local , net	78	(28)
Other differences	41	72
	$ 1,254	$ 577

Deferred income taxes are provided for temporary differences. Deferred income tax assets and liabilities are comprised of the following (in thousands of U.S. dollars):

	2008	2007
Deferred income tax assets		
Net operating loss carryforward	$ 26	$ 125
Intangibles	20	23
Non-deductible liabilities and other	158	187
State tax credits	49	50
Unrealized loss	338	163
Valuation allowance	(384)	(311)
	$ 207	$ 237
Deferred income tax liabilities		
Property, plant and equipment	(1,159)	(886)
	$ (1,159)	$ (886)

The Company has Canadian tax losses from prior years which are available to offset taxable income of future years. These tax losses expire as follows (in thousands of U.S. dollars):

	Canadian operations	
Year incurred	Loss carryforward	Expiry date
2003	1	January 31, 2010
2004	57	January 31, 2011
2005	38	January 31, 2015
	$ 96	

The Company has recorded a valuation allowance against deferred tax assets which relates to uncertainties related to utilization of Canadian Net Operating Loss Carry Forwards and other Canadian deferred tax assets. The valuation allowance increased by $73,000 during the year ended January 31, 2008 and decreased by $160,000 during the year ended January 31, 2007.

The Company has not provided for Canadian deferred income taxes on undistributed earnings of International Absorbent's U.S. subsidiary because of its intention to indefinitely reinvest these earnings in the U.S. The determination of the amount of the unrecognized deferred U.S. income tax liability related to the undistributed earnings is not practicable.

In June 2006, the Financial Accounting Standards Board (the "FASB") issued interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes – interpretation of FASB Statement No. 109.* FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting interim periods, disclosure and transition. FIN 48 applies to all tax positions related to income taxes. On February 1, 2007 the Company adopted the provisions of FIN 48. The adoption and implementation of FIN 48 resulted in a $83,000 increase in the liability for unrecognized tax benefits, which was accounted for as a reduction to the February 1, 2007 balance of retained earnings. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

Balance at February 1, 2008	83
Settlements	(46)
Additions for tax postions of current period	2
Additions for tax positions of prior periods	6
	45

The Company is subject to taxation in the United States, Canada and various state jurisdictions. The material jurisdictions that are subject to examination by tax authorities are for tax years after fiscal year 2003. The Company classifies interest and penalties on tax uncertainties as components of the provision for income taxes.

13. Commitments and Contingencies

Operating Leases

The Company's Bellingham, Washington plant was leased from the Port of Bellingham under a lease that expired in August 2007. The terms and conditions of the lease required monthly payments of the excise tax only. The normal monthly lease payments were waived in lieu of Absorption agreeing to remove the building and associated utilities at the expiration of the lease. The cost for this work was $120,000 and has been accounted for in accordance with FIN 47, "Accounting for Conditional Asset Retirement Obligation." The removal of the building was required to commence six months prior to the expiration of the lease.

The Company has entered into various operating lease agreements for equipment that expire in 2009 to 2012. Rental expenses for the year ended January 31, 2008 and 2007 were $223,000 and $246,000, respectively. Minimum annual rental payments under non-cancellable operating leases are approximately 122,000, $79,000, $57,000 and $46,000 for the years ending January 31, 2009, 2010, 2011 and 2012, respectively.

Legal matters

On October 10, 2006, the Company was notified that the American Arbitration Association (the "Arbitrator") had issued a decision in the arbitration between R. Wilder Sales, R&D Midwest Pet Supply (the "Claimants") and the Company (the "Wilder Arbitration"). As previously disclosed in the Company's filings with the SEC, the Wilder Arbitration demand was filed against Absorption on February 23, 2004. At that time, the Claimants were seeking damages in the amount of approximately $1,000,000. The Wilder Arbitration demand related to a lawsuit that was filed on June 22, 1995 in the Boone Circuit Court of the Commonwealth of Kentucky against Absorption. The lawsuit was captioned Wilder et.al. v. Absorption Corp., Civil Action No. 95-CI-547, and alleged breach of contract, fraud, violation of the Kentucky Unfair Trade Practices Act and other related claims.

The Arbitrator ruled in favor of the Claimants and ordered the Company to pay to the Claimants an aggregate amount totaling $1,186,435 for damages and recovery of attorney fees and expenses as well as the administrative fees, compensation and expenses of the Arbitrator. The Company expensed this amount as selling, general and administrative expenses as of October 10, 2006 and paid the award and fees to the Claimants on November 10, 2006.

Except as described above and for ordinary routine litigation incidental to the Company's business, there are no material legal proceedings pending to which the Company is a party, or of which any of the Company's properties is the subject.

Self Insurance

During the period from January 2004 to December 2006, Absorption had been self-insured for medical insurance through a third-party administrator. Claims exceeding $30,000 for any one individual or $250,000 for the group were covered under a stop loss insurance policy. As of January 31, 2008 and 2007, the Company accrued $-0- and $56,000, respectively, for the self-insured medical insurance.

14. Segmented information

The Company is involved primarily in the development, manufacture, distribution and sale of absorbent products. Its assets are located and its operations are primarily conducted in the United States.

The Company defines its business segments primarily based upon the market in which its customers sell products, as well as how the Company internally manages its various business activities. The Company operates principally in two business segments: the animal care industry and the industrial/commercial industry. Management decisions on resource allocation and performance assessment are made currently based on these two identifiable segments. As a result, management has elected to combine what historically were the Company's two smallest segments (industrial cleanup and hydro mulch) into one new segment, the industrial/commercial segment, effective during the third quarter of fiscal year 2005. Comparative amounts for prior periods have been similarly combined.

Management of the Company evaluates these segments based upon the operating income before depreciation and amortization generated by each segment. Depreciation, amortization, and interest expense are managed on a consolidated basis and as such are not allocated to individual segments. Certain segment information, including segment assets, asset expenditures and related depreciation expense, is not presented as all of the Company's assets are commingled and are not available by segment. There are no inter-segment transactions or significant differences between segment accounting and corporate accounting basis.

Business segment data (in thousands of U.S. dollars)

	2008		
	Animal Care	Industrial	Consolidated
Sales, net	$ 32,271	$ 824	$ 33,095
Operating cost and expenses	26,944	863	27,807
Operating income (loss) before depreciation and amortization	5,327	(39)	5,288
Depreciation and amortization			(1,719)
Interest expense			(385)
Interest Income			86
Net income before taxes			$ 3,270

	2007		
	Animal Care	Industrial	Consolidated
Sales, net	$ 28,288	$ 1,207	$ 29,495
Operating cost and expenses	25,318	1,259	26,577
Operating income (loss) before depreciation and amortization	2,970	(52)	2,918
Depreciation and amortization			(1,429)
Interest expense			(361)
Interest Income			150
Net income before taxes			$ 1,278

Sales revenues by geographic areas are as follows:

	2008	2007
United States	$ 31,280	$ 28,051
Canada	948	909
Other countries	867	535
	$ 33,095	$ 29,495

Two customers from the Animal Care segment represent 10% or more of the Company's sales.

	2008	2007
Customer A	$ 7,843	$ 6,957
Customer B	8,080	7,205
	$ 15,923	$ 14,162

15. Earnings per share

	2008			
	Net Income (numerator)	Shares (denominator)		Per share amount
Basic earnings per share				
Net income available to stockholders	$ 2,016,000	6,410,000	$	0.31
Effect of dilutive securities				
Stock options to purchase common stock	-	67,000		
Diluted earnings per shares				
Net income available to stockholders	$ 2,016,000	6,477,000	$	0.31

	2007			
	Net Income (numerator)	Shares (denominator)		Per share amount
Basic earnings per share				
Net income available to stockholders	$ 701,000	6,404,000	$	0.11
Effect of dilutive securities				
Stock options to purchase common stock	-	2,000		
Diluted earnings per shares				
Net income available to stockholders	$ 701,000	6,406,000	$	0.11

The Company excludes all potentially dilutive securities from its diluted net income per share computation when their effect would be anti-dilutive (strike price less than market value). The following common stock equivalents were excluded from the earnings per share computation because the exercise prices of the stock options and rights were greater than or equal to the average price of the common shares, and therefore their inclusion would have been anti-dilutive:

	2008	2007
Stock options excluded from the computation of diluted net income per share, other than those used in the determination of common stock equivalents disclosed above	244,150	536,100

16. Selected Quarterly Financial Data (in thousands of U.S. dollars, except per share amounts)

The following table sets forth selected quarterly financial data for each of the quarters in fiscal years 2008 and 2007:

	2008			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Sales, net	$ 8,301	$ 9,028	$ 7,401	$ 8,365
Cost of goods sold	5,889	6,287	5,365	5,598
Gross Profit	2,412	2,741	2,036	2,767
Selling, general and administrative expenses	1,509	1,487	1,721	1,670
Income from operations	903	1,254	315	1,097
Interest expense	(94)	(103)	(101)	(87)
Interest income	21	18	23	24
Income before provision for income taxes	830	1,169	237	1,034
Income tax provision	(307)	(425)	(111)	(411)
Net income	$ 523	$ 744	$ 126	$ 623
Basic earnings per share	$ .07	$ .12	$ .02	$ .10
Fully diluted earnings per share	$ .08	$ .11	$ .02	$ .10
Weighted average number of shares outstanding (in thousands)				
Basic	6,410	6,410	6,410	6,410
Diluted	6,486	6,504	6,511	6,428

	2007			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Sales, net	$ 6,959	$ 8,615	$ 7,300	$ 6,621
Cost of goods sold	4,648	5,546	5,142	4,566
Gross Profit	2,311	3,069	2,158	2,055
Selling, general and administrative expenses	1,810	2,924	1,656	1,714
Income from operations	501	145	502	341
Interest expense	(89)	(95)	(91)	(86)
Interest income	62	35	35	18
Income before provision for income taxes	474	85	446	273
Income tax provision	(246)	(16)	(184)	(131)
Net income	$ 228	$ 69	$ 262	$ 142
Basic earnings per share	$ .04	$ .01	$ .04	$ .02
Fully diluted earnings per share	$ .04	$ .01	$ .04	$ .02
Weighted average number of shares outstanding (in thousands)				
Basic	6,410	6,410	6,410	6,384
Diluted	6,413	6,410	6,410	6,393

CORPORATE INFORMATION

BOARD OF DIRECTORS

Gordon L. Ellis

John J. Sutherland (1) (2)

Dan J. Whittle (2) (3)

Michael Bentley (1) (2) (3)

Lionel Dodd (1) (3)

AS OF March, 2004

(1) Member of Corporate Governance Committee
(2) Member of Audit Committee
(3) Member of Compensation Committee

OFFICERS

Gordon L. Ellis
Chairman, Chief Financial Officer & President

Douglas E. Ellis
President, Chief Operations Officer, Absorption Corp.

Dave H. Thompson
Secretary, Chief Financial Officer International Absorbents Inc. and Absorption Corp

Shawn M. Dooley
Vice President, Sales and Marketing Absorption Corp

ANNUAL MEETING

The Annual Meeting of Shareholders will be held on June 11, 2008 at 10:00 a.m. Pacific Time in Vancouver, BC. All shareholders are invited to attend.

STOCK LISTING

American Stock Exchange LLC: IAX

REGISTERED & RECORDS OFFICE

5670 Yew St.
Vancouver, BC V6M 3Y3

AUDITORS

MOSS ADAMS LLP
Certified Public Accountants
Seattle, WA 98226

REGISTRAR & TRANSFER AGENTS

Computershare Investor Services Inc.
510 Burrard St. 3rd Floor
Vancouver, BC V6C 3B9

CORPORATE REPORTING

1569 Dempsey Rd.
North Vancouver, BC V7K 1S8
Tel: (604) 681-6181
Fax: (604) 904-4105

SALES/MANUFACTURING

6960 Salashan Parkway
Ferndale, WA 98248
Tel: (360) 734-7415
(800) 242-2287
Fax: (360) 671-1588

WEB SITES

www.internationalabsorbents.com
www.absorbent.com
www.absorptioncorp.com
www.carefreshcolors.com
www.hpcatlitter.com
www.supershavins.com
www.socksandpads.com
www.puppygopotty.com

Corporate Office

1569 Dempsey Road
North Vancouver, BC
V7K 1S8
Canada

Tel: 604.681.6181
Fax: 604.904.4105

Web: www.internationalabsorbents.com
E-mail: info@internationalabsorbents.com

Investor Relations
Toll-free: 1.866.514.6559

